Exhibit (a)(1)(L)

Symposium Event Playback Instructions

To playback a recorded Symposium session, follow the instructions below. You must have a username and password to attend a session. Your username should be your first initial and last name (ex. juniversity) and your password is jabil (unless you have changed it).

If you do not have a username or password or if you encounter problems accessing the session, please send an email to Jabil_University@Jabil.com.

1.	Log onto Symposium http://symposium

2.	Select the Enrollment link on the left side of the “My Schedule” page

3.	There are 2 sets of folders that contain all of the events. Click on the Jabil University Events folder.

4.	Locate the session “Section 409A and Tender Offer Solution Overview” and select Playback. Please note that this event will be on page 3 of the Jabil University Events list. Note – even if the event shows Full, you can still view the playback.

5.	You will be prompted to enter a password. The password is offer. (lower case)

6.	Select “Playback” or you can “Download” the content for off line viewing. The recording will launch automatically on your screen, but if you don’t want to view it immediately, you can close it out and access it later from your “Ongoing” tab.